SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K
                                    --------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For March 23, 2005



                                  CNOOC Limited

                       (Translation of registrant's name into English)



                                   65th Floor
                               Bank of China Tower
                                 One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)







(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F  X              Form 40-F
                           --------                 ---------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                       No        X
                           --------                 ---------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)


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Company Press Release

           CNOOC Limited Made New Discovery in Western South China Sea

(Hong Kong, March 22, 2005) - CNOOC Limited (together with its subsidiaries, the "Company", NYSE: CEO, SEHK: 883) announced today that it had made a new discovery in Weizhou (WZ) 6-10-1 in the Western South China Sea through independent exploration.

WZ 6-10-1 was drilled in block WZ 6-10 in the Weixinan trough. It is approximately six kilometers west to WZ12-1 and 35 kilometers southwest to Weizhou islands. The well was drilled to a total depth of 3,476 meters in about 34 meters of water depth.

The well was tested to flow nearly 1,900 barrels of oil and 53,000 cubic feet of gas per day on 11.11 mm choke in the two drill stem tests.

Mr. Zhang Guohua, Senior Vice President of the Company, commented, "We are excited with the positive results of WZ 6-10-1. Weixinan Trough is rewarding our exploration efforts."

Further appraisal wells have been planned to delineate the discovery. The Company owns a 100% interest in the discovery.

Ends

Notes to Editor

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. It is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, CNOOC Limited's net proved reserves were 2.1 billion barrels-of-oil-equivalent (BOE). Its daily production for the first half ended June 30, 2004 was 365,771 BOE (unaudited).

CNOOC Limited is currently engaged in exploration, development and production in four major areas offshore China, which cover Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is also one of the largest offshore crude oil producers in Indonesia.

The Company has about 2,447 employees.

CNOOC LIMITED - Relationship with its parent company, CNOOC

CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities




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offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the People's Republic of China's offshore petroleum industry as well as other mid- or down-stream petroleum projects.

                                   *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the PRC economic, political and social conditions as well as government policies.

                                   *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
Director of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.Fung@knprhk.com


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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CNOOC Limited


                                            By:  /s/ Cao Yunshi
                                                 -------------------------------
                                                 Name: Cao Yunshi
                                                 Title:  Company Secretary

Dated: March 23, 2005